FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 28, 2010


--------------------------------------------------------------------------------

RICOH                                                         October 28, 2010

                               QUARTERLY REPORT

                      Half year ended September 30, 2010
       (Results for the Period from April 1, 2010 to September 30, 2010)
                     Three months ended September 30, 2010
       (Results for the Period from July 1, 2010 to September 30, 2010)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2009, 2010 and Year ending March 31, 2011 (Forecast)

                                                                                                    (Billions of yen)
----------------------------------------------------------------------------------------------  ---------------------
                                                  Half year ended    Half year ended             Year ending
                                                 September 30, 2010 September 30, 2009          March 31, 2011
                                                      Results            Results        Change     Forecast    Change
----------------------------------------------------------------------------------------------  ---------------------
  Domestic sales                                         439.0              421.6         4.1%       920.0       5.0%
  Overseas sales                                         531.7              567.1        -6.2%     1,100.0      -3.5%
Net sales                                                970.8              988.7        -1.8%     2,020.0       0.2%
Gross profit                                             402.9              398.2         1.2%       825.0       0.3%
Operating income                                          38.0               13.9       171.6%        85.0      28.8%
Income before income taxes                                28.0                6.7       314.8%        75.0      30.4%
Net income attributable to Ricoh Company, Ltd.            12.5                1.8       592.0%        35.0      25.6%
----------------------------------------------------------------------------------------------  ---------------------
Exchange rate (Yen/US$)                                  89.03              95.56       -6.53        84.52      -8.39
Exchange rate (Yen/EURO)                                114.14             133.24      -19.10       112.07     -19.14
----------------------------------------------------------------------------------------------  ---------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                     17.24               2.49       14.75        48.24       9.83
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                   16.77               2.41       14.36        46.92       9.56
----------------------------------------------------------------------------------------------  ---------------------
Cash flows from operating activities                      67.5               83.2       -15.7           --         --
Cash flows from investing activities                     -49.6              -53.4         3.8           --         --
Cash flows from financing activities                      23.3              -61.6        84.9           --         --
Cash and cash equivalents at end of period               274.0              224.2        49.8           --         --
----------------------------------------------------------------------------------------------  ---------------------
Capital expenditures                                      39.5               38.4         1.0         72.0        5.0
Depreciation for tangible fixed assets                    33.4               33.9        -0.5         67.0       -3.3
R&D expenditures                                          53.9               55.9        -1.9        112.0        2.1

                                                 September 30, 2010   March 31, 2010    Change
----------------------------------------------------------------------------------------------
Total assets                                           2,343.0            2,383.9        -40.8
Ricoh Company, Ltd. shareholders' equity                 927.8              973.3        -45.4
Interest-bearing debt                                    731.6              684.4         47.1
----------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio
  (%)                                                     39.6               40.8         -1.2
Ricoh Company, Ltd. shareholders' equity per
  share (yen)                                         1,278.84           1,341.45       -62.61

(2)  Three months ended September 30, 2009 and 2010

                                                                             (Billions of yen)
----------------------------------------------------------------------------------------------
                                                 Three months ended Three months ended
                                                 September 30, 2010 September 30, 2009
                                                      Results            Results        Change
----------------------------------------------------------------------------------------------
Domestic sales                                           226.1              214.9         5.2%
Overseas sales                                           261.7              282.4        -7.3%
Net sales                                                487.9              497.4        -1.9%
Gross profit                                             198.6              197.8         0.4%
Operating income                                          16.1                7.9       104.1%
Income before income taxes                                12.5                3.3       275.2%
Net income attributable to Ricoh Company, Ltd.             5.1                0.9       472.3%
----------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                  85.95              93.64       -7.69
Exchange rate (Yen/EURO)                                110.80             133.79      -22.99
----------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                      7.13               1.25        5.88
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                    6.94               1.21        5.73
----------------------------------------------------------------------------------------------
Capital expenditures                                      23.7               21.0         2.6
Depreciation for tangible fixed assets                    17.3               17.3         0.0
R&D expenditures                                          28.3               28.7        -0.3
----------------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

*  The Company bases the forecast estimates for the fiscal year ending
   March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2010 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2010 TO SEPTEMBER 30, 2010

(1) Operating Results

                                                              (Millions of yen)
 ------------------------------------------------------------------------------
                                           Half year ended    Half year ended
                                          September 30, 2010 September 30, 2009
 ------------------------------------------------------------------------------
 Net sales                                     970,856            988,791
    (% change from the previous
      corresponding period)                       -1.8               -7.2
 Operating income                               38,012             13,995
    (% change from the previous
      corresponding period)                      171.6              -78.5
 Income before income taxes                     28,065              6,766
    (% change from the previous
      corresponding period)                      314.8              -88.5
 Net income attributable to Ricoh
   Company, Ltd.                                12,512              1,808
    (% change from the previous
      corresponding period)                      592.0              -94.7
 Net income attributable to Ricoh
   Company, Ltd. shareholders per
   share-basic (yen)                             17.24               2.49
 Net income attributable to Ricoh
   Company, Ltd. shareholders per
   share-diluted (yen)                           16.77               2.41
 ------------------------------------------------------------------------------

(2) Financial Position

                                                            (Millions of yen)
  ---------------------------------------------------------------------------
                                           September 30, 2010  March 31, 2010
  ---------------------------------------------------------------------------
  Total assets                                 2,343,047         2,383,943
  Total equity                                   979,931         1,023,874
  Ricoh Company, Ltd. shareholders' equity       927,886           973,341
  Ricoh Company, Ltd. shareholders'
    equity ratio (%)                                39.6              40.8
  Ricoh Company, Ltd. shareholders'
    equity per share (yen)                      1,278.84          1,341.45
  ---------------------------------------------------------------------------

2.  DIVIDEND INFORMATION

 -----------------------------------------------------------------------------
                                                 Year ended      Year ending
                                               March 31, 2010   March 31, 2011
                                                 (Results)        (Forecast)
 -----------------------------------------------------------------------------
 Cash dividends, applicable to the year (yen)      33.00            33.00
    Interim (yen)                                  16.50            16.50
    Year-end (yen)                                 16.50            16.50
 -----------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2010 TO MARCH 31, 2011

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                                 Year ending
                                                               March 31, 2011
-------------------------------------------------------------------------------
Net sales                                                         2,020,000
Operating income                                                     85,000
Income before income taxes                                           75,000
Net income attributable to Ricoh Company, Ltd.                       35,000
Net income attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                     48.24
-------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Changes in accounting method: Yes

*   For details see "4.Others" on page 5.

(3) Number of common stock outstanding (including treasury stock):

As of September 30, 2010  744,912,078 shares  As of March 31, 2010  744,912,078 shares

(4) Number of treasury stock:

As of September 30, 2010  19,341,964 shares  As of March 31, 2010  19,320,723 shares

(5) Average number of common stock:

As of September 30, 2010  725,577,955 shares  As of September 30, 2009  725,660,852 shares

CONSOLIDATED PERFORMANCE

1.  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first half of fiscal year 2010 (six months period from April 1, 2010 to September 30, 2010) decreased by 1.8% as compared to the previous corresponding period, to Yen 970.8 billion. During this period, the average yen exchange rates were Yen 89.03 against the U.S. dollar (up Yen 6.53) and Yen 114.14 against the Euro (up Yen 19.10). Net sales would have increased by 3.7% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy had shown some moderate recovery from the second half of the previous year. However, unpredictable situation remained because of the sharp appreciation of the Yen against the U.S. dollar and the Euro as well as decline of the stock market. Despite the severe situation, domestic sales in all the segments such as the Imaging & Solutions, Industrial Products and Other increased from the previous corresponding period. Consequently, overall sales in Japan increased by 4.1% as compared to the previous corresponding period.

The overseas economy had shown recovery trend partially due to the increase of European export to other regions derived from the depreciation of the Euro as well as the strong demand in the emerging markets including China. However, it remained uncertain due to financial crisis and employment insecurity in some European countries. Moreover, the appreciation of the Yen against the U.S. dollar and the Euro developed, and therefore Ricoh continued to be in the severe business environment. As for overseas sales, although sales in the Americas, due to the appreciation of the Yen against the U.S. dollar, decreased by 5.8% (+1.2%, excluding foreign currency exchange fluctuation) and sales in Europe, due to the sharp appreciation of the Yen against the Euro, decreased by 11.1% (+3.3%, excluding foreign currency exchange fluctuation), sales in Other, comprised of China, South East Asia and Oceania, increased by 10.2% (+14.0%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 6.2% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 3.4% as compared to the previous corresponding period.

Gross profit, despite decrease in sales and the appreciation of the Yen, increased by 1.2% as compared to the previous corresponding period, to Yen
402.9 billion due mainly to the increased sales of value-added high-margin products in addition to ongoing cost reduction.

Group-wide cost reduction efforts contributed largely to a decline in selling, general and administrative expenses. Consequently, selling, general and administrative expenses decreased by 5.0% as compared to the previous corresponding period, to Yen 364.9 billion.

As a result, operating income increased by 171.6% as compared to the previous corresponding period, to Yen 38.0 billion.

For other (income) expenses, foreign exchange loss increased. As a result, income before income taxes increased by 314.8% as compared to the previous corresponding period, to Yen 28.0 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by Yen
10.7 billion as compared to the previous corresponding period, to Yen 12.5 billion.

*Conditions by Product Line

Conditions by Product Line for half year ended September 30, 2010 are as follows;

Imaging & Solutions (Sales down 2.8% to Yen 850.9 billion)
-----------------------------------------------------------

   Imaging Solutions (Sales down 5.2% to Yen 706.6 billion)
   ---------------------------------------------------------

   Sales in this category decreased by 5.2% as compared to the previous corresponding period, to Yen 706.6 billion. The sales would have increased by 1.2% excluding the effects of foreign currency fluctuations.

   As for sales of PPCs, MFPs and printers, while the sales of color products remained steady, the sales of monochrome products decreased as compared to the previous corresponding period. Sales of production printing products increased due to the sales of new color product released in the second half of the previous year.

   Network System Solutions (Sales up 10.9% to Yen 144.2 billion)
   ---------------------------------------------------------------
   Sales in this category increased by 10.9% as compared to the previous corresponding period, to Yen 144.2 billion due mainly to expanding MDS (Managed Document Services) and IT service around the world.

As a result, sales in the Imaging & Solutions segment decreased by 2.8% as compared to the previous corresponding period, to Yen 850.9 billion. Operating income increased by 41.6% as compared to the previous corresponding period, to Yen 73.0 billion due mainly to the increased sales of value-added high-margin products in addition to ongoing cost reduction.

Industrial Products (Sales up 8.9% to Yen 55.7 billion)
--------------------------------------------------------

Sales in the Industrial Products segment increased by 8.9% as compared to the previous corresponding period, to Yen 55.7 billion. Sales of semiconductor devices, thermal media, optical equipment and electronic components increased as compared to the previous corresponding period. As a result, operating income in the Industrial Products segment amounted to Yen 1.0 billion (operating loss Yen 0.7 billion for the previous corresponding period).

Other (Sales up 2.7% to Yen 64.1 billion)
------------------------------------------

Net sales in the Other segment increased by 2.7% as compared to the previous corresponding period, to Yen 64.1 billion. Sales of digital cameras and so on increased mainly in Japan. As a result, operating loss in the Other segment amounted to Yen 0.4 billion (operating loss Yen 1.0 billion for the previous corresponding period).

2.  FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits increased temporarily from the end of the previous fiscal year because Ricoh issued unsecured bonds on June 22, 2010 in order to have financial arrangements with redemption of convertible bonds. The yen equivalent of foreign-currency-denominated assets decreased because the appreciation of the Yen developed from the previous fiscal year. As a result, total assets decreased by Yen 40.8 billion, to Yen 2,343.0 billion.

For Liabilities, while short-term borrowings and so on decreased, long-term liabilities increased due to the issue of unsecured bonds. As a result, total liabilities increased by Yen 3.0 billion, to Yen 1,363.1 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net income attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due mainly to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 43.9 billion from the end of the previous fiscal year, to Yen 979.9 billion.

*Cash Flows (First half year from April 1, 2010 to September 30, 2010)

Net cash provided by operating activities in this period decreased by Yen 15.7 billion as compared to the previous corresponding period, to Yen 67.5 billion due mainly to the increase in inventories.

Net cash used in investing activities in this period decreased by Yen 3.8 billion as compared to the previous corresponding period, to Yen 49.6 billion.

As a result, free cash inflows generated by operating and investing activities decreased by Yen 11.8 billion as compared to the previous corresponding period, to Yen 17.8 billion.

Net cash provided by financing activities amounted to Yen 23.3 billion due primarily to the issue of unsecured bonds.

As a result, cash and cash equivalents as of September 30, 2010 increased by Yen 31.8 billion as compared to the end of the preceding fiscal year, to Yen
274.0 billion.

3.   FORECAST FOR THE ENTIRE FISCAL YEAR

The forecast of business results for the full fiscal year ending March 31, 2011 is as follows. While Ricoh has not revised its forecast of operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. from announced in August 2010, Ricoh has revised downward its forecast of sales and gross profit. This revision reflects the business result for the six months ended September 30, 2010 and exchange rate fluctuations.

Ricoh assumes exchange rates of Yen 80.00 against the U.S. dollar and of Yen
110.00 against the Euro in and after the third quarter, which were revised from the forecast that announced in August 2010. The actual exchange rates during the first half of fiscal year 2010 are incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2011 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2011
US$ 1 = Yen 84.52 (Yen 92.91 in previous fiscal year)
EURO 1 = Yen 112.07 (Yen 131.21 in previous fiscal year)

                                                              (Billions of yen)
-------------------------------------------------------------------------------
                                            Year ending     Year ended
                                           March 31, 2011 March 31, 2010
                                             (Forecast)     (Results)    Change
-------------------------------------------------------------------------------
   Domestic sales                               920.0          876.5       5.0%
   Overseas sales                             1,100.0        1,139.7      -3.5%
Net sales                                     2,020.0        2,016.3       0.2%
Gross profit                                    825.0          822.3       0.3%
Operating income                                 85.0           65.9      28.8%
Income before income taxes                       75.0           57.5      30.4%
Net income attributable to Ricoh Company,
  Ltd.                                           35.0           27.8      25.6%
-------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2011 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4.   OTHERS

(1)  Changes in significant subsidiaries:

Not applicable

(2)  Changes in accounting method:

Adoption of new accounting standards:

Ricoh adopted the FASB Accounting Standards Codification ("ASC") 860 "Transfers and Servicing" updated by the FASB issued Accounting Standard Update ("ASU") No. 2009-16, "Accounting for Transfers of Financial Assets" in this fiscal year. This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured.

Ricoh also adopted FASB ASC 810 "Consolidation" updated by the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in this fiscal year. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

Ricoh recognized Yen 24,251 million as leasing receivables and Yen
20,222 million as current portion of long-term indebtedness and long-term indebtedness on Consolidated Balance Sheets to conform with these FASB ASC. The adoption of these FASB ASC did not have a material impact on cumulative effect on retained earnings.

5.  CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                                September 30, 2010 March 31, 2010    Change
------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                275,700       243,888        31,812
   Trade receivables                                                     636,255       667,614       -31,359
   Inventories                                                           182,436       169,251        13,185
   Other current assets                                                   61,327        63,859        -2,532
Total Current Assets                                                   1,155,718     1,144,612        11,106
Fixed Assets
   Tangible fixed assets                                                 262,872       263,021          -149
   Finance receivables                                                   447,324       445,896         1,428
   Other investments                                                     477,133       530,414       -53,281
Total Fixed Assets                                                     1,187,329     1,239,331       -52,002
------------------------------------------------------------------------------------------------------------
Total Assets                                                           2,343,047     2,383,943       -40,896
------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                             274,059       242,165
   Time deposits                                                           1,641         1,723

Liabilities and Equity                                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                              September 30, 2010  March 31, 2010    Change
-----------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                        245,713       273,397      -27,684
   Short-term borrowings                                                 133,753       169,727      -35,974
   Other current liabilities                                             207,014       217,280      -10,266
Total Current Liabilities                                                586,480       660,404      -73,924
Fixed Liabilities
   Long-term indebtedness                                                597,848       514,718       83,130
   Accrued pension and severance costs                                   139,980       140,460         -480
   Other fixed liabilities                                                38,808        44,487       -5,679
Total Fixed Liabilities                                                  776,636       699,665       76,971
-----------------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,363,116     1,360,069        3,047
-----------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                          135,364       135,364           --
   Additional paid-in capital                                            186,083       186,083           --
   Retained earnings                                                     820,831       820,701          130
   Accumulated other comprehensive loss                                 -177,630      -132,051      -45,579
   Treasury stock                                                        -36,762       -36,756           -6
Total Ricoh Company, Ltd. shareholders' equity                           927,886       973,341      -45,455
Noncontrolling interests                                                  52,045        50,533        1,512
-----------------------------------------------------------------------------------------------------------
Total Equity                                                             979,931     1,023,874      -43,943
-----------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                           2,343,047     2,383,943      -40,896
-----------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;
   Net unrealized holding gains (losses) on
     available-for-sale securities                                            -4         2,372       -2,376
   Pension liability adjustments                                         -46,877       -47,335          458
   Net unrealized gains (losses) on derivative
     instruments                                                          -1,603        -1,157         -446
   Cumulative translation adjustments                                   -129,146       -85,931      -43,215

       Reference: Exchange rate                                September 30, 2010  March 31, 2010
                  US$ 1                                                Yen 83.82     Yen 93.04
                  EURO 1                                              Yen 114.24    Yen 124.92

(2)  CONSOLIDATED STATEMENTS OF INCOME

Half year ended September 30, 2009 and 2010

                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                               Half year ended    Half year ended
                                                              September 30, 2010 September 30, 2009 Change     %
--------------------------------------------------------------------------------------------------------------------
Net sales                                                            970,856            988,791     -17,935     -1.8
Cost of sales                                                        567,938            590,589     -22,651     -3.8
       Percentage of net sales (%)                                      58.5               59.7
Gross Profit                                                         402,918            398,202       4,716      1.2
       Percentage of net sales (%)                                      41.5               40.3
Selling, general and administrative expenses                         364,906            384,207     -19,301     -5.0
       Percentage of net sales (%)                                      37.6               38.9
Operating income                                                      38,012             13,995      24,017    171.6
       Percentage of net sales (%)                                       3.9                1.4
Other (income) expenses
   Interest and dividend income                                        1,375              1,742        -367    -21.1
       Percentage of net sales (%)                                       0.1                0.2
   Interest expense                                                    3,911              4,071        -160     -3.9
       Percentage of net sales (%)                                       0.4                0.4
   Other, net                                                          7,411              4,900       2,511     51.2
       Percentage of net sales (%)                                       0.7                0.5
Income before income taxes, equity income and
   minority interests                                                 28,065              6,766      21,299    314.8
       Percentage of net sales (%)                                       2.9                0.7
Provision for income taxes                                            13,594              3,874       9,720    250.9
       Percentage of net sales (%)                                       1.4                0.4
Equity in earnings of affiliates                                          -7                 12         -19       --
       Percentage of net sales (%)                                      -0.0                0.0
Consolidated net income                                               14,464              2,904      11,560    398.1
       Percentage of net sales (%)                                       1.5                0.3
Net income attributable to noncontrolling
   interests                                                           1,952              1,096         856     78.1
       Percentage of net sales (%)                                       0.2                0.1
Net income attributable to Ricoh Company, Ltd.                        12,512              1,808      10,704    592.0
       Percentage of net sales (%)                                       1.3                0.2
--------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                           Yen 89.03          Yen 95.56
                   EURO 1                                         Yen 114.14         Yen 133.24

Three months ended September 30, 2009 and 2010

                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                              Three months ended Three months ended
                                                              September 30, 2010 September 30, 2009 Change     %
--------------------------------------------------------------------------------------------------------------------
Net sales                                                            487,902            497,402      -9,500     -1.9
Cost of sales                                                        289,302            299,505     -10,203     -3.4
       Percentage of net sales (%)                                      59.3               60.2
Gross Profit                                                         198,600            197,897         703      0.4
       Percentage of net sales (%)                                      40.7               39.8
Selling, general and administrative expenses                         182,435            189,978      -7,543     -4.0
       Percentage of net sales (%)                                      37.4               38.2
Operating income                                                      16,165              7,919       8,246    104.1
       Percentage of net sales (%)                                       3.3                1.6
Other (income) expenses
   Interest and dividend income                                          778              1,159        -381    -32.9
       Percentage of net sales (%)                                       0.2                0.2
   Interest expense                                                    2,057              1,968          89      4.5
       Percentage of net sales (%)                                       0.4                0.4
   Other, net                                                          2,313              3,759      -1,446    -38.5
       Percentage of net sales (%)                                       0.5                0.7
Income before income taxes, equity income and
   minority interests                                                 12,573              3,351       9,222    275.2
       Percentage of net sales (%)                                       2.6                0.7
Provision for income taxes                                             6,298              1,995       4,303    215.7
       Percentage of net sales (%)                                       1.3                0.4
Equity in earnings of affiliates                                           0                  8          -8       --
       Percentage of net sales (%)                                       0.0                0.0
Consolidated net income                                                6,275              1,364       4,911    360.0
       Percentage of net sales (%)                                       1.3                0.3
Net income attributable to noncontrolling
   interests                                                           1,096                459         637    138.8
       Percentage of net sales (%)                                       0.2                0.1
Net income attributable to Ricoh Company, Ltd.                         5,179                905       4,274    472.3
       Percentage of net sales (%)                                       1.1                0.2
--------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                           Yen 85.95          Yen 93.64
                   EURO 1                                         Yen 110.80         Yen 133.79

CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2009 and 2010                                                                (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                         Half year ended    Half year ended
                                                                        September 30, 2010 September 30, 2009 Change    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                                              706,696            745,069     -38,373   -5.2
       Percentage of net sales (%)                                                72.8               75.4
Network System Solutions                                                       144,287            130,060      14,227   10.9
       Percentage of net sales (%)                                                14.9               13.1
Imaging & Solutions Total                                                      850,983            875,129     -24,146   -2.8
       Percentage of net sales (%)                                                87.7               88.5
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                             55,743             51,201       4,542    8.9
       Percentage of net sales (%)                                                 5.7                5.2
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                           64,130             62,461       1,669    2.7
       Percentage of net sales (%)                                                 6.6                6.3
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                    970,856            988,791     -17,935   -1.8
       Percentage of net sales (%)                                               100.0              100.0
----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                     Yen 89.03          Yen 95.56
                   EURO 1                                                   Yen 114.14         Yen 133.24


Three months ended September 30, 2009 and 2010                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended Three months ended
                                                                        September 30, 2010 September 30, 2009 Change    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                                              346,771            366,971     -20,200   -5.5
       Percentage of net sales (%)                                                71.1               73.8
Network System Solutions                                                        79,523             71,338       8,185   11.5
       Percentage of net sales (%)                                                16.3               14.3
Imaging & Solutions Total                                                      426,294            438,309     -12,015   -2.7
       Percentage of net sales (%)                                                87.4               88.1
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                             27,838             26,447       1,391    5.3
       Percentage of net sales (%)                                                 5.7                5.3
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                           33,770             32,646       1,124    3.4
       Percentage of net sales (%)                                                 6.9                6.6
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                                    487,902            497,402      -9,500   -1.9
       Percentage of net sales (%)                                               100.0              100.0
----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                                                     Yen 85.95          Yen 93.64
                   EURO 1                                                   Yen 110.80         Yen 133.79

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring
                          equipment
Other                     Digital cameras

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Half year ended September 30, 2009 and 2010                                            (Millions of yen)
--------------------------------------------------------------------------------------------------------
                                          Half year ended    Half year ended
                                         September 30, 2010 September 30, 2009 Change          %
--------------------------------------------------------------------------------------------------------
[Domestic]                                      439,065            421,689      17,376         4.1
       Percentage of net sales (%)                 45.2               42.6
[Overseas]                                      531,791            567,102     -35,311        -6.2
       Percentage of net sales (%)                 54.8               57.4
     The Americas                               264,857            281,158     -16,301        -5.8
       Percentage of net sales (%)                 27.3               28.4
     Europe                                     201,051            226,146     -25,095       -11.1
       Percentage of net sales (%)                 20.7               22.9
     Other                                       65,883             59,798       6,085        10.2
       Percentage of net sales (%)                  6.8                6.1
Grand Total                                     970,856            988,791     -17,935        -1.8
       Percentage of net sales (%)                100.0              100.0
--------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                      Yen 89.03          Yen 95.56
                   EURO 1                    Yen 114.14         Yen 133.24

Three months ended September 30, 2009 and 2010                                         (Millions of yen)
--------------------------------------------------------------------------------------------------------
                                         Three months ended Three months ended
                                         September 30, 2010 September 30, 2009 Change          %
--------------------------------------------------------------------------------------------------------
[Domestic]                                      226,149            214,950      11,199         5.2
       Percentage of net sales (%)                 46.4               43.2
[Overseas]                                      261,753            282,452     -20,699        -7.3
       Percentage of net sales (%)                 53.6               56.8
     The Americas                               131,447            138,388      -6,941        -5.0
       Percentage of net sales (%)                 26.9               27.8
     Europe                                      97,934            112,396     -14,462       -12.9
       Percentage of net sales (%)                 20.1               22.6
     Other                                       32,372             31,668         704         2.2
       Percentage of net sales (%)                  6.6                6.4
Grand Total                                     487,902            497,402      -9,500        -1.9
       Percentage of net sales (%)                100.0              100.0
--------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
                   US$ 1                      Yen 85.95          Yen 93.64
                   EURO 1                    Yen 110.80         Yen 133.79

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                                          Half year ended      Half year ended
                                                                         September 30, 2010   September 30, 2009
----------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                     14,464               2,904
   Adjustments to reconcile consolidated net income to net cash provided by operating activities--
       Depreciation and amortization                                           46,718              48,821
       Equity in earnings of affiliates, net of dividends
         received                                                                   7                 -12
       Deferred income taxes                                                      821              -5,626
       Loss on disposals and sales of tangible fixed assets                       661                 341
       Pension and severance costs, less payments                                 978              -1,274
     Changes in assets and liabilities--
          Decrease in trade receivables                                        21,391              41,056
          (Increase) Decrease in inventories                                  -24,231              10,769
          Decrease in finance receivables                                       4,263              11,827
          Decrease in trade payables                                          -20,612             -37,705
          Increase (Decrease) in accrued income taxes and
            accrued expenses and other                                         13,044              -2,258
     Other, net                                                                10,004              14,379
----------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                   67,508              83,222
----------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                       429                 752
       Expenditures for property, plant and equipment, including
         interest capitalized                                                 -39,541             -38,461
       Payments for purchases of available-for-sale securities                    -85                -684
       Proceeds from sales of available-for-sale securities                         5                 910
       Increase in time deposits                                                  -57                -292
       Purchase of business, net of cash acquired                                  --              -4,760
       Other, net                                                             -10,393             -10,945
----------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                      -49,642             -53,480
----------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                    28,615              32,449
       Repayment of long-term indebtedness                                    -61,958             -38,739
       Decrease in short-term borrowings, net                                 -10,783             -79,124
       Proceeds from issuance of long-term debt securities                     79,741              35,000
       Dividends paid                                                         -11,972             -10,885
       Payment for purchase of treasury stock                                     -72                 -82
       Other, net                                                                -264                -247
----------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                         23,307             -61,628
----------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents               -9,279              -2,385
----------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                        31,894             -34,271
----------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                            242,165             258,484
----------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                               274,059             224,213
----------------------------------------------------------------------------------------------------------------

(4)NOTES ON PREMISE GOING CONCERN

Not applicable

(5)SEGMENT INFORMATION

(a) Operating Segments Information

Half year ended September 30, 2009 and 2010

                                                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                             Half year ended    Half year ended
                                                            September 30, 2010 September 30, 2009 Change      %
-------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                     850,983            875,129       -24,146    -2.8
      Intersegment                                                    --                 --            --      --
      Total                                                      850,983            875,129       -24,146    -2.8
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             777,982            823,576       -45,594    -5.5
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                73,001             51,553        21,448    41.6
      Operating income on sales in Imaging & Solutions (%)           8.6                5.9
-------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                      55,743             51,201         4,542     8.9
      Intersegment                                                 2,591              2,041           550    26.9
      Total                                                       58,334             53,242         5,092     9.6
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              57,288             54,009         3,279     6.1
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                 1,046               -767         1,813      --
      Operating income on sales in Industrial Products (%)           1.8               -1.4
-------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                      64,130             62,461         1,669     2.7
      Intersegment                                                    --                 --            --      --
      Total                                                       64,130             62,461         1,669     2.7
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              64,594             63,558         1,036     1.6
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -464             -1,097           633      --
      Operating income on sales in Other (%)                        -0.7               -1.8
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                -2,591             -2,041          -550      --
      Total                                                       -2,591             -2,041          -550      --
-------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                -2,598             -2,030          -568      --
      Corporate                                                   35,578             35,683          -105      --
      Total                                                       32,980             33,653          -673      --
-------------------------------------------------------------------------------------------------------------------
  Operating income                                               -35,571            -35,694           123      --
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                     970,856            988,791       -17,935    -1.8
      Intersegment                                                    --                 --            --      --
      Total                                                      970,856            988,791       -17,935    -1.8
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             932,844            974,796       -41,952    -4.3
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                38,012             13,995        24,017   171.6
      Operating income on consolidated net sales (%)                 3.9                1.4
-------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2009 and 2010

                                                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                            Three months ended Three months ended
                                                            September 30, 2010 September 30, 2009 Change      %
-------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                     426,294            438,309       -12,015    -2.7
      Intersegment                                                    --                 --            --      --
      Total                                                      426,294            438,309       -12,015    -2.7
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             391,211            410,615       -19,404    -4.7
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                35,083             27,694         7,389    26.7
      Operating income on sales in Imaging & Solutions (%)           8.2                6.3
-------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                      27,838             26,447         1,391     5.3
      Intersegment                                                 1,406              1,147           259    22.6
      Total                                                       29,244             27,594         1,650     6.0
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              28,682             28,007           675     2.4
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                   562               -413           975      --
      Operating income on sales in Industrial Products (%)           1.9               -1.5
-------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                      33,770             32,646         1,124     3.4
      Intersegment                                                    --                 --            --      --
      Total                                                       33,770             32,646         1,124     3.4
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                              34,106             33,465           641     1.9
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                  -336               -819           483      --
      Operating income on sales in Other (%)                        -1.0               -2.5
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                -1,406             -1,147          -259      --
      Total                                                       -1,406             -1,147          -259      --
-------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                -1,413             -1,140          -273      --
      Corporate                                                   19,151             18,536           615      --
      Total                                                       17,738             17,396           342      --
-------------------------------------------------------------------------------------------------------------------
  Operating income                                               -19,144            -18,543          -601      --
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                     487,902            497,402        -9,500    -1.9
      Intersegment                                                    --                 --            --      --
      Total                                                      487,902            497,402        -9,500    -1.9
-------------------------------------------------------------------------------------------------------------------
  Operating expenses                                             471,737            489,483       -17,746    -3.6
-------------------------------------------------------------------------------------------------------------------
  Operating income                                                16,165              7,919         8,246   104.1
      Operating income on consolidated net sales (%)                 3.3                1.6
-------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Half year ended September 30, 2009 and 2010

                                                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                             Half year ended    Half year ended
                                                            September 30, 2010 September 30, 2009 Change      %
-------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                         447,617            430,319       17,298     4.0
       Intersegment                                               212,040            179,609       32,431    18.1
       Total                                                      659,657            609,928       49,729     8.2
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             634,603            601,956       32,647     5.4
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                25,054              7,972       17,082   214.3
       Operating income on sales in Japan (%)                         3.8                1.3
-------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                         264,701            280,410      -15,709    -5.6
       Intersegment                                                 1,605              1,744         -139    -8.0
       Total                                                      266,306            282,154      -15,848    -5.6
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             268,386            290,534      -22,148    -7.6
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                -2,080             -8,380        6,300      --
       Operating income on sales in the Americas (%)                 -0.8               -3.0
-------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                         201,740            227,259      -25,519   -11.2
       Intersegment                                                 1,134              1,128            6     0.5
       Total                                                      202,874            228,387      -25,513   -11.2
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             190,344            216,698      -26,354   -12.2
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                12,530             11,689          841     7.2
       Operating income on sales in Europe (%)                        6.2                5.1
-------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                          56,798             50,803        5,995    11.8
       Intersegment                                                85,335             68,192       17,143    25.1
       Total                                                      142,133            118,995       23,138    19.4
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             133,881            113,059       20,822    18.4
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                 8,252              5,936        2,316    39.0
       Operating income on sales in Other (%)                         5.8                5.0
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                              -300,114           -250,673      -49,441      --
       Total                                                     -300,114           -250,673      -49,441      --
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                            -294,370           -247,451      -46,919      --
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                -5,744             -3,222       -2,522      --
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                         970,856            988,791      -17,935    -1.8
       Intersegment                                                    --                 --           --      --
       Total                                                      970,856            988,791      -17,935    -1.8
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             932,844            974,796      -41,952    -4.3
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                38,012             13,995       24,017   171.6
       Operating income on consolidated net sales (%)                 3.9                1.4
-------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2009 and 2010

                                                                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------
                                                            Three months ended Three months ended
                                                            September 30, 2010 September 30, 2009 Change      %
-------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                         230,491            219,898       10,593     4.8
       Intersegment                                                99,673             89,099       10,574    11.9
       Total                                                      330,164            308,997       21,167     6.9
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             322,053            303,615       18,438     6.1
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                 8,111              5,382        2,729    50.7
       Operating income on sales in Japan (%)                         2.5                1.7
-------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                         132,343            137,754       -5,411    -3.9
       Intersegment                                                   828              1,106         -278   -25.1
       Total                                                      133,171            138,860       -5,689    -4.1
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             134,337            142,507       -8,170    -5.7
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                -1,166             -3,647        2,481      --
       Operating income on sales in the Americas (%)                 -0.9               -2.6
-------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                          96,500            112,743      -16,243   -14.4
       Intersegment                                                   510                524          -14    -2.7
       Total                                                       97,010            113,267      -16,257   -14.4
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              90,743            106,836      -16,093   -15.1
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                 6,267              6,431         -164    -2.6
       Operating income on sales in Europe (%)                        6.5                5.7
-------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                          28,568             27,007        1,561     5.8
       Intersegment                                                42,422             34,295        8,127    23.7
       Total                                                       70,990             61,302        9,688    15.8
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              67,201             57,766        9,435    16.3
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                 3,789              3,536          253     7.2
       Operating income on sales in Other (%)                         5.3                5.8
-------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                              -143,433           -125,024      -18,409      --
       Total                                                     -143,433           -125,024      -18,409      --
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                            -142,597           -121,241      -21,356      --
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -836             -3,783        2,947      --
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                         487,902            497,402       -9,500    -1.9
       Intersegment                                                    --                 --           --      --
       Total                                                      487,902            497,402       -9,500    -1.9
-------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             471,737            489,483      -17,746    -3.6
-------------------------------------------------------------------------------------------------------------------
   Operating income                                                16,165              7,919        8,246   104.1
       Operating income on consolidated net sales (%)                 3.3                1.6
-------------------------------------------------------------------------------------------------------------------

(6)NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2009 and 2010                                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                         Half year     Half year
                                                           ended         ended
                                                       September 30, September 30,                  Change excluding
                                                           2010          2009        Change     %   exchange impact    %
--------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                       706,696       745,069      -38,373  -5.2       9,146        1.2
       Percentage of net sales (%)                            72.8          75.4
          Domestic                                         254,703       255,929       -1,226  -0.5      -1,226       -0.5
          Overseas                                         451,993       489,140      -37,147  -7.6      10,372        2.1
   Network System Solutions                                144,287       130,060       14,227  10.9      19,332       14.9
       Percentage of net sales (%)                            14.9          13.1
          Domestic                                          87,790        78,816        8,974  11.4       8,974       11.4
          Overseas                                          56,497        51,244        5,253  10.3      10,358       20.2
Imaging & Solutions Total                                  850,983       875,129      -24,146  -2.8      28,478        3.3
       Percentage of net sales (%)                            87.7          88.5
   Domestic                                                342,493       334,745        7,748   2.3       7,748        2.3
   Overseas                                                508,490       540,384      -31,894  -5.9      20,730        3.8
          The Americas                                     258,660       273,670      -15,010  -5.5       4,196        1.5
          Europe                                           193,881       217,489      -23,608 -10.9       7,918        3.6
          Other                                             55,949        49,225        6,724  13.7       8,616       17.5
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                         55,743        51,201        4,542   8.9       6,254       12.2
       Percentage of net sales (%)                             5.7           5.2
   Domestic                                                 34,619        27,485        7,134  26.0       7,134       26.0
   Overseas                                                 21,124        23,716       -2,592 -10.9        -880       -3.7
          The Americas                                       5,962         7,092       -1,130 -15.9        -699       -9.9
          Europe                                             6,670         7,737       -1,067 -13.8        -105       -1.4
          Other                                              8,492         8,887         -395  -4.4         -76       -0.9
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                       64,130        62,461        1,669   2.7       1,829        2.9
       Percentage of net sales (%)                             6.6           6.3
   Domestic                                                 61,953        59,459        2,494   4.2       2,494        4.2
   Overseas                                                  2,177         3,002         -825 -27.5        -665      -22.2
          The Americas                                         235           396         -161 -40.7        -160      -40.4
          Europe                                               500           920         -420 -45.7        -341      -37.1
          Other                                              1,442         1,686         -244 -14.5        -164       -9.7
--------------------------------------------------------------------------------------------------------------------------
Grand Total                                                970,856       988,791      -17,935  -1.8      36,561        3.7
       Percentage of net sales (%)                           100.0         100.0
   Domestic                                                439,065       421,689       17,376   4.1      17,376        4.1
       Percentage of net sales (%)                            45.2          42.6
   Overseas                                                531,791       567,102      -35,311  -6.2      19,185        3.4
       Percentage of net sales (%)                            54.8          57.4
          The Americas                                     264,857       281,158      -16,301  -5.8       3,337        1.2
              Percentage of net sales (%)                     27.3          28.4
          Europe                                           201,051       226,146      -25,095 -11.1       7,472        3.3
              Percentage of net sales (%)                     20.7          22.9
          Other                                             65,883        59,798        6,085  10.2       8,376       14.0
              Percentage of net sales (%)                      6.8           6.1
--------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                        Yen 89.03     Yen 95.56    Yen -6.53
                            EURO 1                      Yen 114.14    Yen 133.24   Yen -19.10

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

                                      A1

Three months ended September 30, 2009 and 2010                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                       Three months  Three months
                                                           ended         ended
                                                       September 30, September 30,                  Change excluding
                                                           2010          2009        Change     %   exchange impact    %
--------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                       346,771       366,971      -20,200  -5.5       8,839        2.4
       Percentage of net sales (%)                            71.1          73.8
          Domestic                                         124,622       124,504          118   0.1         118        0.1
          Overseas                                         222,149       242,467      -20,318  -8.4       8,721        3.6
   Network System Solutions                                 79,523        71,338        8,185  11.5      11,291       15.8
       Percentage of net sales (%)                            16.3          14.3
          Domestic                                          51,293        45,446        5,847  12.9       5,847       12.9
          Overseas                                          28,230        25,892        2,338   9.0       5,444       21.0
Imaging & Solutions Total                                  426,294       438,309      -12,015  -2.7      20,130        4.6
       Percentage of net sales (%)                            87.4          88.1
   Domestic                                                175,915       169,950        5,965   3.5       5,965        3.5
   Overseas                                                250,379       268,359      -17,980  -6.7      14,165        5.3
          The Americas                                     128,261       134,505       -6,244  -4.6       5,255        3.9
          Europe                                            94,523       108,069      -13,546 -12.5       5,307        4.9
          Other                                             27,595        25,785        1,810   7.0       3,603       14.0
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                         27,838        26,447        1,391   5.3       2,401        9.1
       Percentage of net sales (%)                             5.7           5.3
   Domestic                                                 17,477        14,025        3,452  24.6       3,452       24.6
   Overseas                                                 10,361        12,422       -2,061 -16.6      -1,051       -8.5
          The Americas                                       3,061         3,766         -705 -18.7        -441      -11.7
          Europe                                             3,150         3,770         -620 -16.4         -56       -1.5
          Other                                              4,150         4,886         -736 -15.1        -554      -11.3
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                       33,770        32,646        1,124   3.4       1,201        3.7
       Percentage of net sales (%)                             6.9           6.6
   Domestic                                                 32,757        30,975        1,782   5.8       1,782        5.8
   Overseas                                                  1,013         1,671         -658 -39.4        -581      -34.8
          The Americas                                         125           117            8   6.8           5        4.3
          Europe                                               261           557         -296 -53.1        -247      -44.3
          Other                                                627           997         -370 -37.1        -339      -34.0
--------------------------------------------------------------------------------------------------------------------------
Grand Total                                                487,902       497,402       -9,500  -1.9      23,732        4.8
       Percentage of net sales (%)                           100.0         100.0
   Domestic                                                226,149       214,950       11,199   5.2      11,199        5.2
       Percentage of net sales (%)                            46.4          43.2
   Overseas                                                261,753       282,452      -20,699  -7.3      12,533        4.4
       Percentage of net sales (%)                            53.6          56.8
          The Americas                                     131,447       138,388       -6,941  -5.0       4,819        3.5
              Percentage of net sales (%)                     26.9          27.8
          Europe                                            97,934       112,396      -14,462 -12.9       5,004        4.5
              Percentage of net sales (%)                     20.1          22.6
          Other                                             32,372        31,668          704   2.2       2,710        8.6
              Percentage of net sales (%)                      6.6           6.4
--------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                        Yen 85.95     Yen 93.64    Yen -7.69
                            EURO 1                      Yen 110.80    Yen 133.79   Yen -22.99

*Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators, facsimile
                          machines, analog PPCs, diazo copiers, scanners,
                          MFPs(multifunctional printers), laser printers and software
Network System Solutions  Personal computers, servers, network systems and network related software
Industrial Products       Thermal media, optical equipment, semiconductor devices,
                          electronic components and measuring equipment
Other                     Digital cameras

                                      A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                             Half year ended        Half year ending         Year ending
                                                             Sept. 30, 2010  Change  March 31, 2011  Change March 31, 2011 Change
                                                                 Results       %        Forecast       %       Forecast      %
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                         970.8       -1.8      1,049.1        2.1     2,020.0       0.2
Gross profit                                                      402.9        1.2        422.0       -0.5       825.0       0.3
Operating income                                                   38.0      171.6         46.9       -9.6        85.0      28.8
Income before income taxes                                         28.0      314.8         46.9       -7.5        75.0      30.4
Net income attributable to Ricoh Company, Ltd.                     12.5      592.0         22.4      -13.7        35.0      25.6
---------------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. shareholders
  per share-basic (yen)                                           17.24         --        31.00         --       48.24        --
Net income attributable to Ricoh Company, Ltd. shareholders
  per share-diluted (yen)                                         16.77         --        30.15         --       46.92        --
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                               39.5         --         32.5         --        72.0        --
Depreciation for tangible fixed assets                             33.4         --         33.6         --        67.0        --
R&D expenditures                                                   53.9         --         58.0         --       112.0        --
---------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                           89.03         --        80.00         --       84.52        --
Exchange rate (Yen/EURO)                                         114.14         --       110.00         --      112.07        --
---------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                     Half year ending March. 31, 2011      Year ending March 31, 2011
---------------------------------------------------------------------------------------------------------
                                             Change             Change          Change             Change
                                    Forecast   %    Forecast(*)   %    Forecast   %    Forecast(*)   %
---------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                  766.1   -0.6      837.1     8.6  1,472.8   -2.9    1,591.3     5.0
       Domestic                       281.0    2.2      281.0     2.2    535.7    0.9      535.7     0.9
       Overseas                       485.1   -2.3      556.1    12.1    937.1   -4.9    1,055.6     7.1
   Network System Solutions           163.5   13.5      172.3    19.6    307.8   12.3      321.7    17.4
       Domestic                       104.2   13.0      104.2    13.0    192.0   12.3      192.0    12.3
       Overseas                        59.3   14.5       68.1    31.4    115.8   12.4      129.7    25.8
Imaging & Solutions Total             929.6    1.6    1,009.4    10.3  1,780.6   -0.5    1,913.0     6.9
   Domestic                           385.2    4.9      385.2     4.9    727.7    3.7      727.7     3.7
   Overseas                           544.4   -0.7      624.2    13.9  1,052.9   -3.3    1,185.3     8.9
       The Americas                   263.2   -2.7      297.0     9.8    521.9   -4.1      574.9     5.6
       Europe                         218.7   -2.4      256.6    14.4    412.6   -6.6      482.0     9.1
       Other                           62.5   17.0       70.6    32.2    118.4   15.4      128.4    25.1
---------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                    54.7    8.4       56.6    12.0    110.5    8.6      114.0    12.1
   Domestic                            33.3   16.1       33.3    16.1     67.9   20.9       67.9    20.9
   Overseas                            21.4   -1.8       23.3     6.7     42.6   -6.5       46.1     1.3
       The Americas                     6.1    5.6        6.8    18.4     12.1   -6.3       13.2     2.8
       Europe                           6.4  -15.5        7.5    -0.9     13.1  -14.6       15.2    -1.1
       Other                            8.9    5.4        8.9     5.4     17.4    0.4       17.8     2.2
---------------------------------------------------------------------------------------------------------
[Other]
Other                                  64.8    4.6       64.9     4.8    129.0    3.7      129.2     3.9
   Domestic                            62.5    5.5       62.5     5.5    124.4    4.9      124.4     4.9
   Overseas                             2.3  -14.3        2.5    -9.8      4.5  -21.2        4.8   -16.3
       The Americas                     0.2  -16.4        0.2    -6.7      0.4  -31.9        0.4   -28.2
       Europe                           0.6   -9.1        0.7     5.3      1.1  -29.9        1.3   -18.8
       Other                            1.5  -16.1        1.5   -16.1      3.0  -15.3        3.0   -13.0
---------------------------------------------------------------------------------------------------------
Grand Total                         1,049.1    2.1    1,130.9    10.1  2,020.0    0.2    2,156.2     6.9
   Domestic                           480.9    5.7      480.9     5.7    920.0    5.0      920.0     5.0
   Overseas                           568.2   -0.8      649.9    13.5  1,100.0   -3.5    1,236.2     8.5
       The Americas                   269.5   -2.5      304.1    10.0    534.4   -4.2      588.6     5.5
       Europe                         225.7   -2.9      264.8    13.9    426.8   -6.9      498.4     8.7
       Other                           73.0   14.5       81.1    27.3    138.8   12.4      149.2    20.8
---------------------------------------------------------------------------------------------------------
*Excluding foreign exchange impact

                                      A3